Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-100078) on Form S-8 of United Security Bancshares of our report dated April 15, 2016, with respect to the statements of net assets available for benefits of United Security Bank 401k Cash or Deferred Stock Ownership Plan as of December 31, 2015 and 2014, the related statement of changes in net assets available for benefits for the year ended December 31, 2015, and the related supplemental schedule as of December 31, 2015 appearing in this Annual Report (Form 11-K) of United Security Bank 401k Cash or Deferred Stock Ownership Plan.

/s/ Moss Adams LLP
Albuquerque, NM
April 15, 2016